
02048578

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

7-1-02


RECD S.E.C.
JUL 1 0 2002
1086

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2002

ASIACONTENT.COM, LTD.
(Translation of registrant's name into English)

18/F MLC TOWER
248 QUEEN'S ROAD EAST
WANCHAI, HONG KONG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit Index

Exhibit	Description of Exhibit	Page
1.	Press Release	5

Press Release

The Registrant issued a press release dated July 10, 2002 announcing that the Registrant's shareholders voted to approve the voluntary wind up and dissolution of the Registrant. The press release is attached as Exhibit 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 10, 2002

ASIACONTENT.COM, LTD
(Registrant)

By: 
George Chan
Acting Chief Executive Officer

Exhibit 1

Asiacontent.com Announces Shareholder Approval of Voluntary Liquidation Plan

Asiacontent.com, Ltd. (OTC BB: IASIF.OB) (hereinafter "Asiacontent.com" or the "Company") today announced that its shareholders voted to approve the voluntary wind up and dissolution of the Company and a Plan of Dissolution in a special meeting of shareholders held July 10, 2002. In approving the Plan of Dissolution, BDO International was appointed to serve as the liquidator for the Company. Following the special meeting, the Company filed Articles of Dissolution with the Registrar of Companies in the British Virgin Islands, the Company's place of incorporation. This marked the official commencement of the dissolution of the Company. The Company has instructed its transfer agent to close its share register.

Upon the Company's entry into liquidation, the liquidator assumed the responsibilities and fiduciary duties previously held by the Company's Board of Directors. Accordingly, the members of the Board of Directors resigned effective upon the commencement of the liquidation.

As reported on June 14th, the Company's Board of Directors considered a number of factors in recommending the voluntary wind up and dissolution of the Company, including the Company's recent performance, its previous unsuccessful efforts to sell the Company or identify a strategic alliance partner and its October 2001 spin off of the Internet Solutions operations. It is expected that the wind up process will be completed in 24 months.

This release contains forward-looking statements with respect to the Company's liquidation and dissolution. Factors that may cause actual results to differ materially from these forward-looking statements include the following: the amounts to be realized in connection with the sale of the Company's assets, the ability of the Company to effect an orderly wind down of its operations, the possible delay in implementation or termination of the plan of liquidation and dissolution, the timing and amount of payments to members, the effect of litigation in which the Company is involved and unknown liabilities which may be asserted in connection with the liquidation. Please refer to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 and the Company's other filings with the SEC from time to time, for a description of certain additional factors which may cause results to differ materially from those indicated by these forward-looking statements.